August 16, 2011

VIA EDGAR

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Brian Cascio, Accounting Branch Chief Division of Corporation Finance

Re:	Cerus Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed March 16, 2011 Form 10-Q for the fiscal quarter ended June 30, 2011 Filed August 8, 2011 File No. 000-21937

Dear Mr. Cascio,

On behalf of Cerus Corporation (the “Company”), this letter is being transmitted to inform the staff of the Securities and Exchange Commission (the “Staff”), pursuant to a phone conversation between a member of the Staff and the Company’s outside counsel on August 16, 2011, that the Company intends to respond to the Staff’s letter dated August 8, 2011, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the fiscal quarter ended June 30, 2011, no later than August 31, 2011.

Please do not hesitate to contact the undersigned at (925) 288 – 6116, if you have any questions or would like additional information regarding these matters.

Sincerely, /s/ Howard G. Ervin Howard G. Ervin Vice President, Legal Affairs and Chief Legal Officer Cerus Corporation

cc: Don Parkin, Ernst & Young LLP

      Suzanne Sawochka Hooper, Esq., Cooley LLP

      Chadwick Mills, Esq., Cooley LLP